UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

SINA CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	Not Applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

37F, Jin Mao Tower

88 Century Boulevard, Pudong

Shanghai 200121, China

+8610 8262 8888

(Address of principal executive offices, including zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Ordinary Share Purchase Rights	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:   Not Applicable  (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Securities to be Registered.

On April 23, 2015 (the “Rights Issuance Authorization Date”), the Board of Directors (the “Board”) of SINA Corporation (the “Company”) authorized the issuance of one right (a “Right”) for each outstanding ordinary share, par value $0.133 per share, of the Company (the “Ordinary Shares”) to shareholders of record at the close of business on May 4, 2015 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one Ordinary Share at a Purchase Price of $150 per Ordinary Share, subject to adjustment (the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of April 23, 2015, between the Company and American Stock Transfer & Trust Company, LLC, a New York limited liability trust company, as Rights Agent.

Initially, the Rights will be attached to all Ordinary Shares then outstanding, and no separate certificates evidencing the Rights (the “Rights Certificates”) will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Ordinary Shares and a distribution date (the “Distribution Date”) will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 10% or more of the Company’s Ordinary Shares (the “Share Acquisition Date”) or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

Until the Distribution Date, (i) the Rights will be evidenced by the Ordinary Share certificates and will be transferred with and only with such Ordinary Share certificates, (ii) new Ordinary Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Ordinary Shares outstanding will also constitute the transfer of the Rights associated with the Ordinary Shares represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole Ordinary Shares will be issued.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on April 23, 2025 (the “Final Expiration Date”), unless the Rights Agreement is earlier terminated or such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Ordinary Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

In the event that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Ordinary Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event described in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

For example, at a Purchase Price of $150 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following the event described in the preceding paragraph would entitle its holder to purchase $300 worth of Ordinary Shares (or other consideration, as noted above) for $150. Assuming that the Ordinary Shares had a per share value of $50 at such time, the holder of each valid Right would be entitled to purchase six Ordinary Shares for $150.

In the event that, at any time following the Share Acquisition Date, (i) the Company engages in a merger, amalgamation or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger, amalgamation or other business combination transaction in which the Company is the surviving corporation and the Ordinary Shares of the Company are changed or exchanged, or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, ordinary shares of the acquiring company having a value equal to two times the Purchase Price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Ordinary Shares, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, for Ordinary Shares at an exchange ratio of one Ordinary Share per Right (subject to adjustment).

The Purchase Price payable, and the number of Ordinary Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Ordinary Shares, (ii) if holders of the Ordinary Shares are granted certain rights or warrants to subscribe for Ordinary Shares or convertible securities at less than the current market price of the Ordinary Shares, or (iii) upon the distribution to holders of the Ordinary Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent (1%) of the Purchase Price. No fractional Ordinary Shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Ordinary Shares on the last trading date prior to the date of exercise.

At any time until 10 business days following the Share Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Ordinary Shares or other consideration deemed appropriate by the Board) or amend the Rights Agreement to change the Final Expiration Date to another date, including, without limitation, an earlier date. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Until a Right is exercised, the holder thereof, as such, will have no separate rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends in respect of the Rights. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Ordinary Shares (or other consideration) of the Company or for ordinary shares of the acquiring company or in the event of the redemption of the Rights as set forth above.

Any of the provisions of the Rights Agreement may be amended by the Board of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

This summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 2. Exhibits.

1.                                      Rights Agreement, dated as of April 23, 2015, between SINA Corporation and American Stock Transfer & Trust Company, LLC, as Rights Agent

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SINA Corporation

By:	/s/ Charles Chao

	Name:	Charles Chao
	Title:	Chairman and Chief Executive Officer

Dated: April 28, 2015